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15045595

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section FEB 25 2015 Washington DC 404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53592

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Woodmen Financial Services, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1700 Farnam Street

(No. and Street)

Omaha, Nebraska 68102

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vesta Pudenz 402-997-7990

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

801 Grand Avenue, Suite 3000, Des Moines, Iowa 50309

(Address) (City) (State) (Zip Code)

CHECK ONE:

X Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Financial Statements and Supplemental Information

Woodmen Financial Services, Inc.
Years Ended December 31, 2014 and 2013
With Report and Supplementary Report
of Independent Registered Public Accounting Firm

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Oath or Affirmation

I, Vesta Pudenz, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Woodmen Financial Services, Inc. as of December 31, 2014, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Vesta Pudenz
Fin Ops, CFO and Treasurer

Notary Public

State of Nebraska - General Notary
MELISSA HILL
My Commission Expires
February 8, 2019

This report contains:

(X)	(a)	Facing page.
(X)	(b)	Statement of Financial Condition.
(X)	(c)	Statement of Income (Loss).
( )	(d)	Statement of Changes in Financial Condition.
(X)	(e)	Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietors' Capital.
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X)	(g)	Computation of Net Capital.
(X)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(X)	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(X)	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X)	(l)	An Oath or Affirmation.
(X)	(m)	A copy of the SIPC Supplemental Report (*Under Separate Cover*).
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

Woodmen Financial Services, Inc.

Financial Statements and
Supplemental Information

Years Ended December 31, 2014 and 2013

Contents

EY
Building a better
working world

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
Fax: +1 515 362 7200

Report of Independent Registered Public Accounting Firm

The Board of Directors
Woodmen Financial Services, Inc.

We have audited the accompanying statement of financial condition of Woodmen Financial Services, Inc. (indirectly wholly owned by Woodmen of the World Life Insurance Society/Omaha Woodmen Life Insurance Society) (the Company) as of December 31, 2014 and 2013, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Woodmen Financial Services, Inc. as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

The accompanying information contained in the Supplemental Information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

Des Moines, Iowa
February 18, 2015

1502-1400276

Woodmen Financial Services, Inc.

Statements of Financial Condition

	December 31 2014	December 31 2013
Assets		
Cash and cash equivalents	**$ 552,460**	$ 489,918
Receivables from brokers, dealers, and others	**195,074**	129,157
Other receivables	**3,282**	1,348
Prepaid expenses and other assets	**118,395**	158,564
Total assets	**$ 869,211**	$ 778,987
Liabilities and stockholder's equity		
Liabilities:		
Commissions payable	**$ 153,494**	$ 97,466
Due to parent	**10,200**	3,433
Accounts payable and accrued expenses	**191,005**	193,042
Total liabilities	**354,699**	293,941
Stockholder's equity:		
Common stock, $1 stated value:		
Authorized shares – 50,000		
Issued and outstanding shares – 50,000	**50,000**	50,000
Additional paid-in capital	**15,098,875**	14,698,875
Accumulated deficit	**(14,634,363)**	(14,263,829)
Total stockholder's equity	**514,512**	485,046
Total liabilities and stockholder's equity	**$ 869,211**	$ 778,987

See accompanying notes.

Woodmen Financial Services, Inc.

Statements of Operations

	Year Ended December 31	
	2014	**2013**
Revenues:		
Concession income	**$ 4,529,945**	$ 3,553,195
Fee income	**5,730**	5,380
Interest income	**951**	872
Total revenues	**4,536,626**	3,559,447
Expenses:		
Commission expense	**3,468,387**	2,723,230
Licenses and fees	**122,221**	132,815
Professional fees	**24,420**	39,967
Salaries and related expenses	**871,232**	909,402
Other operating expenses	**420,900**	462,721
Total expenses	**4,907,160**	4,268,135
Net loss	**$ (370,534)**	$ (708,688)

See accompanying notes.

Woodmen Financial Services, Inc.

Statements of Changes in Stockholder's Equity

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
Balances at January 1, 2013	$ 50,000	$ 14,198,875	$ (13,555,141)	$ 693,734
Capital contributed by parent	–	500,000	–	500,000
Net loss	–	–	(708,688)	(708,688)
Balances at December 31, 2013	50,000	14,698,875	(14,263,829)	485,046
Capital contributed by parent		**400,000**		**400,000**
Net loss			**(370,534)**	**(370,534)**
Balances at December 31, 2014	**$ 50,000**	**$ 15,098,875**	**$ (14,634,363)**	**$ 514,512**

See accompanying notes.

Woodmen Financial Services, Inc.

Statements of Cash Flows

	Year Ended December 31	
	2014	**2013**
Operating activities		
Net loss	**$ (370,534)**	$ (708,688)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Receivables from brokers, dealers, and others	**(65,917)**	155,762
Other receivables	**(1,934)**	943
Prepaid expenses and other assets	**40,169**	(48,107)
Commissions payable	**56,028**	(128,229)
Due to parent	**6,767**	(20,265)
Accounts payable and accrued expenses	**(2,037)**	41,822
Net cash used in operating activities	**(337,458)**	(706,762)
Financing activities		
Capital contributions from parent	**400,000**	500,000
Net cash provided by financing activities	**400,000**	500,000
Increase (decrease) in cash during year	**62,542**	(206,762)
Cash and cash equivalents at beginning of year	**489,918**	696,680
Cash and cash equivalents at end of year	**$ 552,460**	$ 489,918

See accompanying notes.

1. Summary of Significant Accounting Policies

Organization and Basis of Presentation

Woodmen Financial Services, Inc. (the Company) was incorporated on July 9, 2001, and is a wholly owned subsidiary of WFS Holdings, Inc., a wholly owned subsidiary of Woodmen of the World Life Insurance Society/Omaha Woodmen Life Insurance Society (Woodmen of the World). The Company began operating as a broker-dealer on July 1, 2002. The Company is registered with the Financial Industry Regulatory Authority (FINRA). The Company is an introducing broker-dealer, which conducts business on an "Application Way" basis. The Company is dependent upon capital contributions from Woodmen of the World to fund operations for the foreseeable future.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. It is possible that actual experience could differ from the estimates and assumptions utilized.

Cash and Cash Equivalents

Cash and cash equivalents include interest-bearing commercial checking and a money market account.

Revenue Recognition

The majority of the Company's revenues are derived from dealer concessions for the sales of nonproprietary mutual funds by registered representatives and variable products offered by Woodmen of the World. Revenues are recognized on an accrual basis upon remittance of investor funds to the mutual fund company or Woodmen of the World. Related commissions due to registered representatives are concurrently recognized based on agreed-upon rates.

Woodmen Financial Services, Inc.

Notes to Financial Statements

December 31, 2014

1. Summary of Significant Accounting Policies

Organization and Basis of Presentation

Woodmen Financial Services, Inc. (the Company) was incorporated on July 9, 2001, and is a wholly owned subsidiary of WFS Holdings, Inc., a wholly owned subsidiary of Woodmen of the World Life Insurance Society/Omaha Woodmen Life Insurance Society (Woodmen of the World). The Company began operating as a broker-dealer on July 1, 2002. The Company is registered with the Financial Industry Regulatory Authority (FINRA). The Company is an introducing broker-dealer, which conducts business on an "Application Way" basis. The Company is dependent upon capital contributions from Woodmen of the World to fund operations for the foreseeable future.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. It is possible that actual experience could differ from the estimates and assumptions utilized.

Cash and Cash Equivalents

Cash and cash equivalents include interest-bearing commercial checking and a money market account.

Revenue Recognition

The majority of the Company's revenues are derived from dealer concessions for the sales of nonproprietary mutual funds by registered representatives and variable products offered by Woodmen of the World. Revenues are recognized on an accrual basis upon remittance of investor funds to the mutual fund company or Woodmen of the World. Related commissions due to registered representatives are concurrently recognized based on agreed-upon rates.

1. Summary of Significant Accounting Policies (continued)

Fee Income

Fee income primarily consists of a minimum production requirement for WFS Registered Representatives. A registered representative that does not meet required minimum production was assessed a fee to cover costs to keep the Registered Representative under contract. The fee for both 2014 and 2013 was $170. The Company collected minimum production requirement fees of $4,930 and $5,100 for the years ended December 31, 2014 and 2013, respectively. The remaining fee income relates to termination fees and various other fees earned by the Company.

Deferred Income Taxes

Deferred income tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. Deferred income tax expenses or credits are based on the changes in the asset or liability from period to period.

Subsequent Events

The Company's management has evaluated the financial statements for subsequent events though the date which the financial statements were issued. During this period, there were no subsequent events requiring recognition or disclosure in the financial statements.

2. Income Taxes

The Company is included in the consolidated income tax return of WFS Holdings, Inc.

4. Related-Party Transactions

A portion of the Company's revenue is received from Woodmen of the World. The revenue is in the form of dealer concessions for the sales of variable products offered by Woodmen of the World, of which the majority is paid back to Woodmen of the World as commissions. Dealer concessions received from Woodmen of the World in 2014 and 2013 were $1,829,531 and $1,376,139, respectively. Commissions paid to Woodmen of the World in 2014 and 2013 were $1,727,504 and $1,300,725, respectively.

A portion of the Company's liabilities is due to Woodmen of the World in accordance with the professional services agreement in effect. The amounts due at December 31, 2014 and 2013, were $10,200 and $3,433, respectively.

Substantially all of the Company's operating expenses represent allocations from or payments by Woodmen of the World, which are then reimbursed by the Company.

Supplemental Information

Woodmen Financial Services, Inc.

Computation of Net Capital – Pursuant to Rule 15c3-1

December 31, 2014

Computation of net capital		
Total stockholder's equity		$ 514,512
Ownership equity not allowable		-
Total regulatory capital		514,512
Deductions and/or charges:		
Nonallowable assets:		
Other receivables	$ 3,282	
Other assets	68,395	
Total deductions and/or charges		71,677
Net capital before haircuts on securities positions		442,835
Haircuts on securities	$	
Net capital		$ 442,835
Computation of basic net capital requirement		
Minimum net capital required Note (A)		$ 23,647
Net capital requirement (minimum)		50,000
Net capital requirement		50,000
Excess net capital		392,835
Net capital less greater of 10% of line 19 or 120% of line 12		382,835
Computation of aggregate indebtedness		
Total A.I. liabilities from statement of financial condition:		
Commissions payable		$ 153,494
Due to parent		10,200
Accounts payable and accrued expenses		191,005
Total aggregate indebtedness		$ 354,699
Percentage of aggregate indebtedness to net capital		80.01%
Percentage of debt to debt equity total computed in accordance with Rule 15c3-1(d)		-%

Woodmen Financial Services, Inc.

Computation of Net Capital – Pursuant to Rule 15c3-1 (continued)

Notes

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker-dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement.

2. 6 2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

There were no differences between the audited computation of net capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2014, Part IIA Focus filing.

Woodmen Financial Services, Inc.

Statement Relating to Certain Determinations Required Under Rule 15c3-3

December 31, 2014

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) all customer transactions cleared through another broker dealer on a fully disclosed basis.

EXEMPTION REPORT

Woodmen Financial Services, Inc.
June 1, 2014 – December 31, 2014
With Reporting of Independent Registered
Accounting Firm

EY
Building a better
working world

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
Fax: +1 515 362 7200

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Woodmen Financial Services, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the exemption provisions) and (2) the Company stated that it met the identified exemption provisions throughout the period from June 1, 2014 to December 31, 2014 except as described in its exemption report. Management of the Company is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 18, 2015

WOODMEN FINANCIAL SERVICES

ASSERTIONS REGARDING EXEMPTION PROVISIONS

FOR THE YEAR ENDED DECEMBER 31, 2014

We, as members of management of Woodmen Financial Services ("the Company"), are responsible for compliance with the annual requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph *(k)(2)(ii)* – The Company is an introducing broker dealer with all transactions clearing on a fully disclosed basis.

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision throughout the period from June 1, 2014 through December 31, 2014 except as described in Attachment A.

Woodmen Financial Services

I, Vesta Pudenz, affirm that to my best knowledge and belief, this Exemption Report is true and correct.

Vesta Pudenz

Manager, FinOp, C0-Chief Compliance Officer

February 9, 2015

Attachment A

Note: To caculate the "Total Number of Days" WFS used the date of the check. The date of the check DOES NOT always mean the date the Rep. received it.

Check Number	Check Date	Date Received in the HO	Date HO forwarded to the Fund Company	Check Date to Date Rec'd in HO	Date Rec'd in HO to Date Forwarded (Close Date)	Total Number of Days	Comments
2248	5/23/2014	06/02/2014	6/2/2014	5	0	5	Mailing Time & Suitability Review
5089	5/27/2014	06/02/2014	6/2/2014	4	0	4	Mailing Time & Suitability Review
6639	5/28/2014	06/02/2014	6/2/2014	3	0	3	Mailing Time & Suitability Review
2188	5/28/2014	06/02/2014	6/2/2014	3	0	3	Mailing Time & Suitability Review
1536	5/29/2014	06/02/2014	6/2/2014	2	0	2	Mailing Time & Suitability Review
2365	5/29/2014	06/02/2014	6/2/2014	2	0	2	Mailing Time & Suitability Review
857	5/30/2014	06/02/2014	6/2/2014	1	0	1	Mailing Time & Suitability Review
3699	5/30/2014	06/02/2014	6/2/2014	1	0	1	Mailing Time & Suitability Review
3700	5/30/2014	06/02/2014	6/2/2014	1	0	1	Mailing Time & Suitability Review
1969	5/29/2014	06/03/2014	6/3/2014	3	0	3	Mailing Time & Suitability Review
1968	5/29/2014	06/03/2014	6/3/2014	3	0	3	Mailing Time & Suitability Review
0011703031	5/24/2014	06/04/2014	6/4/2014	7	0	7	Mailing Time & Suitability Review
1106	5/29/2014	06/05/2014	6/5/2014	5	0	5	Mailing Time & Suitability Review
1199	5/31/2014	06/05/2014	6/5/2014	5	0	5	Mailing Time & Suitability Review
6658	5/30/2014	06/05/2014	6/5/2014	4	0	4	Mailing Time & Suitability Review
5547	6/1/2014	06/05/2014	6/5/2014	4	0	4	Mailing Time & Suitability Review
32648	6/3/2014	06/09/2014	6/9/2014	4	0	4	Mailing Time & Suitability Review
516	6/4/2014	06/09/2014	6/10/2014	3	1	4	Mailing Time & Suitability Review
516	6/4/2014	06/09/2014	6/10/2014	3	1	4	Mailing Time & Suitability Review
5219	6/5/2014	06/09/2014	6/9/2014	2	0	2	Mailing Time & Suitability Review
10020	6/6/2014	06/10/2014	6/10/2014	2	0	2	Mailing Time & Suitability Review
3456	6/2/2014	06/11/2014	6/11/2014	7	0	7	Mailing Time & Suitability Review
3456	6/2/2014	06/11/2014	6/11/2014	7	0	7	Mailing Time & Suitability Review
5294	6/9/2014	06/13/2014	6/13/2014	4	0	4	Mailing Time & Suitability Review
1127	6/3/2014	06/16/2014	6/16/2014	9	0	9	Mailing Time & Suitability Review
303	6/10/2014	06/16/2014	6/16/2014	4	0	4	Mailing Time & Suitability Review
1208	6/10/2014	06/16/2014	6/16/2014	4	0	4	Mailing Time & Suitability Review
10028	6/11/2014	06/16/2014	6/16/2014	3	0	3	Mailing Time & Suitability Review
2413	6/12/2014	06/16/2014	6/16/2014	2	0	2	Mailing Time & Suitability Review
5827	6/13/2014	06/16/2014	6/16/2014	1	0	1	Mailing Time & Suitability Review
150	6/13/2014	06/16/2014	6/16/2014	1	0	1	Mailing Time & Suitability Review
74933	6/6/2014	06/17/2014	6/17/2014	7	0	7	Mailing Time & Suitability Review
3167	6/13/2014	06/19/2014	6/19/2014	4	0	4	Mailing Time & Suitability Review
6607	6/13/2014	06/19/2014	6/19/2014	4	0	4	Mailing Time & Suitability Review
1016	6/11/2014	06/20/2014	6/23/2014	7	1	8	Mailing Time & Suitability Review
1015	6/11/2014	06/20/2014	6/23/2014	7	1	8	Mailing Time & Suitability Review
19674619	6/18/2014	06/20/2014	6/20/2014	2	0	2	Mailing Time & Suitability Review
653	6/13/2014	06/23/2014	6/23/2014	6	0	6	Mailing Time & Suitability Review

9000	6/17/2014	06/23/2014	6/23/2014	4	0	4	Mailing Time & Suitability Review
1616	6/17/2014	06/23/2014	6/23/2014	4	0	4	Mailing Time & Suitability Review
9867	6/19/2014	06/23/2014	6/23/2014	2	0	2	Mailing Time & Suitability Review
108	6/18/2014	06/24/2014	6/24/2014	4	0	4	Mailing Time & Suitability Review
633	6/19/2014	06/24/2014	6/24/2014	3	0	3	Mailing Time & Suitability Review
632	6/19/2014	06/24/2014	6/24/2014	3	0	3	Mailing Time & Suitability Review
260378916	6/12/2014	06/25/2014	6/25/2014	9	0	9	Mailing Time & Suitability Review
103	6/16/2014	06/25/2014	6/25/2014	7	0	7	Mailing Time & Suitability Review
1011	6/23/2014	06/25/2014	6/25/2014	2	0	2	Mailing Time & Suitability Review
1489	6/19/2014	06/26/2014	6/26/2014	5	0	5	Mailing Time & Suitability Review
1489	6/19/2014	06/26/2014	6/26/2014	5	0	5	Mailing Time & Suitability Review
1489	6/19/2014	06/26/2014	6/26/2014	5	0	5	Mailing Time & Suitability Review
1489	6/19/2014	06/26/2014	6/26/2014	5	0	5	Mailing Time & Suitability Review
1489	6/19/2014	06/26/2014	6/26/2014	5	0	5	Mailing Time & Suitability Review
1489	6/19/2014	06/26/2014	6/26/2014	5	0	5	Mailing Time & Suitability Review
1498	6/19/2014	06/26/2014	6/26/2014	5	0	5	Mailing Time & Suitability Review
9443	6/23/2014	06/26/2014	6/26/2014	3	0	3	Mailing Time & Suitability Review
1533	6/24/2014	06/26/2014	6/27/2014	2	1	3	Mailing Time & Suitability Review
154	6/25/2014	06/26/2014	6/26/2014	1	0	1	Mailing Time & Suitability Review
822096	6/19/2014	06/27/2014	6/27/2014	6	0	6	Mailing Time & Suitability Review
3726	6/23/2014	06/27/2014	6/30/2014	4	1	5	Mailing Time & Suitability Review
1415	6/26/2014	06/27/2014	6/27/2014	1	0	1	Mailing Time & Suitability Review
1444	6/20/2014	06/30/2014	6/30/2014	6	0	6	Mailing Time & Suitability Review
1004	6/24/2014	06/30/2014	6/30/2014	4	0	4	Mailing Time & Suitability Review
1004	6/24/2014	06/30/2014	6/30/2014	4	0	4	Mailing Time & Suitability Review
1410	6/26/2014	07/01/2014	7/1/2014	3	0	3	Mailing Time & Suitability Review
9421	6/30/2014	07/02/2014	7/3/2014	2	1	3	Mailing Time & Suitability Review
1859	6/30/2014	07/02/2014	7/2/2014	2	0	2	Mailing Time & Suitability Review
1919	7/1/2014	07/02/2014	7/2/2014	1	0	1	Mailing Time & Suitability Review
1649	7/2/2014	07/02/2014	7/3/2014	0	1	1	Mailing Time & Suitability Review
1127	7/2/2014	07/03/2014	7/3/2014	1	0	1	Mailing Time & Suitability Review
1023	6/23/2014	07/07/2014	7/7/2014	9	0	9	Mailing Time & Suitability Review
1024	6/23/2014	07/07/2014	7/7/2014	9	0	9	Mailing Time & Suitability Review
260540317	6/25/2014	07/07/2014	7/7/2014	7	0	7	Mailing Time & Suitability Review
85900	6/26/2014	07/07/2014	7/8/2014	6	1	7	Mailing Time & Suitability Review
10045	7/1/2014	07/07/2014	7/7/2014	3	0	3	Mailing Time & Suitability Review
6542	7/1/2014	07/07/2014	7/7/2014	3	0	3	Mailing Time & Suitability Review
1008	7/2/2014	07/07/2014	7/7/2014	2	0	2	Mailing Time & Suitability Review
2527	7/2/2014	07/07/2014	7/7/2014	2	0	2	Mailing Time & Suitability Review
2251	7/2/2014	07/07/2014	7/7/2014	2	0	2	Mailing Time & Suitability Review
16367	7/2/2014	07/07/2014	7/7/2014	2	0	2	Mailing Time & Suitability Review
5157	7/9/2014	07/11/2014	7/11/2014	2	0	2	Mailing Time & Suitability Review
1139	7/9/2014	07/14/2014	7/14/2014	3	0	3	Mailing Time & Suitability Review
2543	7/11/2014	07/14/2014	7/14/2014	1	0	1	Mailing Time & Suitability Review
133738966	6/30/2014	07/15/2014	7/16/2014	10	1	11	Orginially rejected and sent back in
133738967	6/30/2014	07/15/2014	7/16/2014	10	1	11	Orginially rejected and sent back in
133738971	6/30/2014	07/15/2014	7/16/2014	10	1	11	Orginially rejected and sent back in
133738972	6/30/2014	07/15/2014	7/16/2014	10	1	11	Orginially rejected and sent back in
260621832	6/30/2014	07/15/2014	7/15/2014	10	0	10	Mailing Time & Suitability Review
260621833	6/30/2014	07/15/2014	7/15/2014	10	0	10	Mailing Time & Suitability Review
50944	7/2/2014	07/16/2014	7/16/2014	9	0	9	Mailing Time & Suitability Review

50943	7/2/2014	07/16/2014	7/16/2014	9	0	9	Mailing Time & Suitability Review
1100	7/14/2014	07/16/2014	7/16/2014	2	0	2	Mailing Time & Suitability Review
260704062	7/8/2014	07/17/2014	7/17/2014	7	0	7	Mailing Time & Suitability Review
3503	7/15/2014	07/17/2014	7/17/2014	2	0	2	Mailing Time & Suitability Review
9375073	7/8/2014	07/18/2014	7/18/2014	8	0	8	Mailing Time & Suitability Review
35341	7/14/2014	07/18/2014	7/18/2014	4	0	4	Mailing Time & Suitability Review
35342	7/14/2014	07/18/2014	7/18/2014	4	0	4	Mailing Time & Suitability Review
6232	7/15/2014	07/18/2014	7/18/2014	3	0	3	Mailing Time & Suitability Review
4033 25313979	7/16/2014	07/18/2014	7/18/2014	2	0	2	Mailing Time & Suitability Review
4033 24448282	7/16/2014	07/18/2014	7/18/2014	2	0	2	Mailing Time & Suitability Review
4033 22629284	7/16/2014	07/18/2014	7/18/2014	2	0	2	Mailing Time & Suitability Review
4033 23539984	7/16/2014	07/18/2014	7/18/2014	2	0	2	Mailing Time & Suitability Review
4033 2539985	7/16/2014	07/18/2014	7/18/2014	2	0	2	Mailing Time & Suitability Review
4033 22629285	7/16/2014	07/18/2014	7/18/2014	2	0	2	Mailing Time & Suitability Review
4033 25313980	7/16/2014	07/18/2014	7/18/2014	2	0	2	Mailing Time & Suitability Review
4033 24448283	7/16/2014	07/18/2014	7/18/2014	2	0	2	Mailing Time & Suitability Review
4180	7/16/2014	07/18/2014	7/18/2014	2	0	2	Mailing Time & Suitability Review
4179	7/16/2014	07/18/2014	7/18/2014	2	0	2	Mailing Time & Suitability Review
9364655	6/30/2014	07/21/2014	7/21/2014	14	0	14	Rollover check sent to memer first
102	7/6/2014	07/21/2014	7/21/2014	11	0	11	App wasn't wrote until 7/18
1018	7/14/2014	07/21/2014	7/21/2014	5	0	5	Mailing Time & Suitability Review
1019	7/14/2014	07/21/2014	7/21/2014	5	0	5	Mailing Time & Suitability Review
3012	7/16/2014	07/21/2014	7/21/2014	3	0	3	Mailing Time & Suitability Review
2875	7/16/2014	07/21/2014	7/21/2014	3	0	3	Mailing Time & Suitability Review
2942	7/16/2014	07/21/2014	7/21/2014	3	0	3	Mailing Time & Suitability Review
203966	7/17/2014	07/21/2014	7/21/2014	2	0	2	Mailing Time & Suitability Review
2134	7/16/2014	07/22/2014	7/22/2014	4	0	4	Mailing Time & Suitability Review
1408	7/18/2014	07/23/2014	7/23/2014	3	0	3	Mailing Time & Suitability Review
1408	7/18/2014	07/23/2014	7/23/2014	3	0	3	Mailing Time & Suitability Review
IG-20249093	7/21/2014	07/23/2014	7/23/2014	2	0	2	Mailing Time & Suitability Review
5798	6/4/2014	07/25/2014	7/25/2014	36	0	36	Grandma wrote the check and gave it to the client before meeting with rep
5799	6/5/2014	07/25/2014	7/25/2014	35	0	35	Grandma wrote the check and gave it to the client before meeting with rep
180757	7/7/2014	07/25/2014	7/25/2014	14	0	14	Rollover check sent to memer first
14711391	7/17/2014	07/25/2014	7/25/2014	6	0	6	Mailing Time & Suitability Review
198	7/18/2014	07/25/2014	7/25/2014	5	0	5	Mailing Time & Suitability Review
51590531	7/22/2014	07/25/2014	7/25/2014	3	0	3	Mailing Time & Suitability Review
1055	7/22/2014	07/25/2014	7/25/2014	3	0	3	Mailing Time & Suitability Review
1055	7/22/2014	07/25/2014	7/25/2014	3	0	3	Mailing Time & Suitability Review
300	7/23/2014	07/25/2014	7/25/2014	2	0	2	Mailing Time & Suitability Review
2014	7/23/2014	07/25/2014	7/25/2014	2	0	2	Mailing Time & Suitability Review
123	7/18/2014	07/28/2014	7/28/2014	6	0	6	Mailing Time & Suitability Review
13451	7/21/2014	07/28/2014	7/28/2014	5	0	5	Mailing Time & Suitability Review
2088	7/22/2014	07/28/2014	7/28/2014	4	0	4	Mailing Time & Suitability Review
1212	7/24/2014	07/29/2014	7/29/2014	3	0	3	Mailing Time & Suitability Review
1212	7/24/2014	07/29/2014	7/29/2014	3	0	3	Mailing Time & Suitability Review
1231	7/28/2014	07/29/2014	7/29/2014	1	0	1	Mailing Time & Suitability Review
289	7/28/2014	07/29/2014	7/29/2014	1	0	1	Mailing Time & Suitability Review
2162	7/23/2014	07/31/2014	7/31/2014	6	0	6	Mailing Time & Suitability Review
1536	7/25/2014	07/31/2014	7/31/2014	4	0	4	Mailing Time & Suitability Review
4896	7/29/2014	08/01/2014	8/1/2014	3	0	3	Mailing Time & Suitability Review

9275	6/9/2014	08/04/2014	8/5/2014	39	1	40	Client wrote out the first check for an add'l investment as well for a new account -client and rep couldnt make time to get together - the client had the checks the entire time.
9274	6/9/2014	08/04/2014	8/4/2014	39	0	39	Client wrote out the first check for an add'l investment as well for a new account -client and rep couldnt make time to get together - the client had the checks the entire time.
1785	7/27/2014	08/04/2014	8/4/2014	6	0	6	Mailing Time & Suitability Review
5391	7/28/2014	08/04/2014	8/4/2014	5	0	5	Mailing Time & Suitability Review
1785	7/28/2014	08/04/2014	8/4/2014	5	0	5	Mailing Time & Suitability Review
1027	7/30/2014	08/04/2014	8/5/2014	3	1	4	Mailing Time & Suitability Review
1404	7/25/2014	08/05/2014	8/6/2014	7	1	8	Mailing Time & Suitability Review
53942516	7/25/2014	08/05/2014	8/5/2014	7	0	7	Mailing Time & Suitability Review
5415	7/27/2014	08/06/2014	8/6/2014	8	0	8	Mailing Time & Suitability Review
3833796852	7/30/2014	08/06/2014	8/7/2014	5	1	6	Mailing Time & Suitability Review
3082	8/5/2014	08/07/2014	8/7/2014	2	0	2	Mailing Time & Suitability Review
3132	-	08/07/2014	8/8/2014		1	1	Mailing Time & Suitability Review
556	8/1/2014	08/08/2014	8/8/2014	5	0	5	Mailing Time & Suitability Review
3199	8/5/2014	08/08/2014	8/8/2014	3	0	3	Mailing Time & Suitability Review
1416	8/5/2014	08/11/2014	8/11/2014	4	0	4	Mailing Time & Suitability Review
2791	8/5/2014	08/11/2014	8/11/2014	4	0	4	Mailing Time & Suitability Review
43377	8/6/2014	08/11/2014	8/12/2014	3	1	4	Mailing Time & Suitability Review
7626	8/7/2014	08/11/2014	8/11/2014	2	0	2	Mailing Time & Suitability Review
958	8/8/2014	08/11/2014	8/11/2014	1	0	1	Mailing Time & Suitability Review
8931	8/7/2014	08/12/2014	8/12/2014	3	0	3	Mailing Time & Suitability Review
8930	8/7/2014	08/12/2014	8/12/2014	3	0	3	Mailing Time & Suitability Review
8929	8/7/2014	08/12/2014	8/12/2014	3	0	3	Mailing Time & Suitability Review
260994847	8/1/2014	08/13/2014	8/13/2014	8	0	8	Mailing Time & Suitability Review
254	8/2/2014	08/13/2014	8/13/2014	7	0	7	Mailing Time & Suitability Review
563	8/13/2014	08/14/2014	8/14/2014	1	0	1	Mailing Time & Suitability Review
5796	8/12/2014	08/15/2014	8/15/2014	3	0	3	Mailing Time & Suitability Review
1114	8/12/2014	08/15/2014	8/15/2014	3	0	3	Mailing Time & Suitability Review
1114	8/12/2014	08/15/2014	8/15/2014	3	0	3	Mailing Time & Suitability Review
387	8/12/2014	08/15/2014	8/15/2014	3	0	3	Mailing Time & Suitability Review
7662	8/13/2014	08/15/2014	8/15/2014	2	0	2	Mailing Time & Suitability Review
532	8/11/2014	08/18/2014	8/18/2014	5	0	5	Mailing Time & Suitability Review
668	8/12/2014	08/18/2014	8/18/2014	3	0	3	Mailing Time & Suitability Review
1679	8/13/2014	08/18/2014	8/18/2014	3	0	3	Mailing Time & Suitability Review
7628	8/15/2014	08/18/2014	8/19/2014	1	1	2	Mailing Time & Suitability Review
6283	8/14/2014	08/19/2014	8/19/2014	3	0	3	Mailing Time & Suitability Review
295	8/15/2014	08/20/2014	8/20/2014	3	0	3	Mailing Time & Suitability Review
92	8/18/2014	08/20/2014	8/20/2014	2	0	2	Mailing Time & Suitability Review
4939	8/17/2014	08/21/2014	8/21/2014	3	0	3	Mailing Time & Suitability Review
4940	8/17/2014	08/21/2014	8/21/2014	3	0	3	Mailing Time & Suitability Review
9004895	8/14/2014	08/22/2014	8/22/2014	6	0	6	Mailing Time & Suitability Review
1108	8/18/2014	08/22/2014	8/22/2014	4	0	4	Mailing Time & Suitability Review
1024	8/19/2014	08/22/2014	8/22/2014	3	0	3	Mailing Time & Suitability Review
113114401	7/31/2014	08/25/2014	8/25/2014	17	0	17	401k money sent to client then sent to wfs
261027199	8/5/2014	08/25/2014	8/25/2014	14	0	14	Rollover check sent to memer first
4575	8/7/2014	08/25/2014	8/26/2014	12	1	13	App wast wrote until 8/21
708701	8/13/2014	08/25/2014	8/25/2014	8	0	8	Mailing Time & Suitability Review
7235975	8/14/2014	08/25/2014	8/25/2014	7	0	7	Mailing Time & Suitability Review

556	8/18/2014	08/25/2014	8/25/2014	5	0	5	Mailing Time & Suitability Review
556	8/18/2014	08/25/2014	8/25/2014	5	0	5	Mailing Time & Suitability Review
557	8/18/2014	08/25/2014	8/25/2014	5	0	5	Mailing Time & Suitability Review
593	8/19/2014	08/25/2014	8/25/2014	4	0	4	Mailing Time & Suitability Review
593	8/19/2014	08/25/2014	8/25/2014	4	0	4	Mailing Time & Suitability Review
313	8/19/2014	08/25/2014	8/25/2014	4	0	4	Mailing Time & Suitability Review
313	8/19/2014	08/25/2014	8/25/2014	4	0	4	Mailing Time & Suitability Review
2442	8/20/2014	08/25/2014	8/25/2014	3	0	3	Mailing Time & Suitability Review
2442	8/20/2014	08/25/2014	8/25/2014	3	0	3	Mailing Time & Suitability Review
7057	8/20/2014	08/25/2014	8/25/2014	3	0	3	Mailing Time & Suitability Review
5006657850	8/20/2014	08/25/2014	8/25/2014	3	0	3	Mailing Time & Suitability Review
260	8/20/2014	08/25/2014	8/25/2014	3	0	3	Mailing Time & Suitability Review
2691	8/21/2014	08/25/2014	8/25/2014	2	0	2	Mailing Time & Suitability Review
1001	8/22/2014	08/25/2014	8/25/2014	1	0	1	Mailing Time & Suitability Review
7426	8/22/2014	08/26/2014	8/26/2014	2	0	2	Mailing Time & Suitability Review
IG-23851547	8/26/2014	08/27/2014	8/27/2014	1	0	1	Mailing Time & Suitability Review
1479	8/27/2014	08/28/2014	8/29/2014	1	1	2	Mailing Time & Suitability Review
3979	8/27/2014	08/28/2014	8/28/2014	1	0	1	Mailing Time & Suitability Review
3720	8/18/2014	09/02/2014	9/2/2014	10	0	10	Mailing Time & Suitability Review
907037	8/19/2014	09/02/2014	9/2/2014	9	0	9	Mailing Time & Suitability Review
1435	8/20/2014	09/02/2014	9/2/2014	8	0	8	Mailing Time & Suitability Review
3246	8/21/2014	09/02/2014	9/2/2014	7	0	7	Mailing Time & Suitability Review
3246	8/21/2014	09/02/2014	9/2/2014	7	0	7	Mailing Time & Suitability Review
3246	8/21/2014	09/02/2014	9/2/2014	7	0	7	Mailing Time & Suitability Review
3246	8/21/2014	09/02/2014	9/2/2014	7	0	7	Mailing Time & Suitability Review
3246	8/21/2014	09/02/2014	9/2/2014	7	0	7	Mailing Time & Suitability Review
3246	8/21/2014	09/02/2014	9/2/2014	7	0	7	Mailing Time & Suitability Review
1269	8/22/2014	09/02/2014	9/2/2014	6	0	6	Mailing Time & Suitability Review
1034	8/26/2014	09/02/2014	9/2/2014	4	0	4	Mailing Time & Suitability Review
184	8/26/2014	09/02/2014	9/2/2014	4	0	4	Mailing Time & Suitability Review
183	8/26/2014	09/02/2014	9/2/2014	4	0	4	Mailing Time & Suitability Review
108	8/26/2014	09/02/2014	9/2/2014	4	0	4	Mailing Time & Suitability Review
1334	8/27/2014	09/02/2014	9/2/2014	3	0	3	Mailing Time & Suitability Review
1780803	8/27/2014	09/02/2014	9/2/2014	3	0	3	Mailing Time & Suitability Review
95	8/27/2014	09/02/2014	9/2/2014	3	0	3	Mailing Time & Suitability Review
3139	8/27/2014	09/02/2014	9/2/2014	3	0	3	Mailing Time & Suitability Review
9002	8/28/2014	09/02/2014	9/2/2014	2	0	2	Mailing Time & Suitability Review
2049	9/2/2014	09/05/2014	9/5/2014	3	0	3	Mailing Time & Suitability Review
6087	9/3/2014	09/05/2014	9/5/2014	2	0	2	Mailing Time & Suitability Review
559452	8/11/2014	09/08/2014	9/8/2014	19	0	19	Rollover money sent to client first
5129669	9/1/2014	09/08/2014	9/8/2014	5	0	5	Mailing Time & Suitability Review
7238934	8/18/2014	09/09/2014	9/9/2014	15	0	15	Rollover check sent to memer first
5006657797	8/28/2014	09/09/2014	9/10/2014	7	1	8	Mailing Time & Suitability Review
5006657796	8/28/2014	09/09/2014	9/9/2014	7	0	7	Mailing Time & Suitability Review
3253	8/29/2014	09/09/2014	9/10/2014	6	1	7	Mailing Time & Suitability Review
9208	9/3/2014	09/09/2014	9/9/2014	4	0	4	Mailing Time & Suitability Review
9208	9/3/2014	09/09/2014	9/9/2014	4	0	4	Mailing Time & Suitability Review
4381	9/3/2014	09/09/2014	9/9/2014	4	0	4	Mailing Time & Suitability Review
1645	9/3/2014	09/09/2014	9/9/2014	4	0	4	Mailing Time & Suitability Review
1220	9/3/2014	09/09/2014	9/9/2014	4	0	4	Mailing Time & Suitability Review
2389	9/3/2014	09/09/2014	9/9/2014	4	0	4	Mailing Time & Suitability Review

1253	9/5/2014	09/10/2014	9/10/2014	3	0	3	Mailing Time & Suitability Review
276059	8/21/2014	09/11/2014	9/11/2014	14	0	14	Rollover check sent to memer first
3739	9/2/2014	09/11/2014	9/11/2014	7	0	7	Mailing Time & Suitability Review
1127	9/2/2014	09/11/2014	9/11/2014	7	0	7	Mailing Time & Suitability Review
685	9/8/2014	09/11/2014	9/11/2014	3	0	3	Mailing Time & Suitability Review
6265	9/8/2014	09/11/2014	9/11/2014	3	0	3	Mailing Time & Suitability Review
1107	8/26/2014	09/12/2014	9/12/2014	12	0	12	App signed 8/25 - waited for check - mail time
5881	9/9/2014	09/12/2014	9/12/2014	3	0	3	Mailing Time & Suitability Review
1968	8/27/2014	09/15/2014	9/15/2014	12	0	12	Mailing Time & Suitability Review
1969	8/27/2014	09/15/2014	9/15/2014	12	0	12	Mailing Time & Suitability Review
1967	8/27/2014	09/15/2014	9/15/2014	12	0	12	Mailing Time & Suitability Review
3030	9/8/2014	09/15/2014	9/15/2014	5	0	5	Mailing Time & Suitability Review
1429	9/9/2014	09/15/2014	9/15/2014	4	0	4	Mailing Time & Suitability Review
1824	9/10/2014	09/15/2014	9/15/2014	3	0	3	Mailing Time & Suitability Review
5434	9/14/2014	09/16/2014	9/16/2014	2	0	2	Mailing Time & Suitability Review
3619	9/3/2014	09/17/2014	9/17/2014	10	0	10	Mailing Time & Suitability Review
6664	9/16/2014	09/17/2014	9/17/2014	1	0	1	Mailing Time & Suitability Review
2901	7/29/2014	09/18/2014	9/18/2014	36	0	36	Employer Sponsored plan - mailed to rep then sent to wfs
2901	7/29/2014	09/18/2014	9/18/2014	36	0	36	Employer Sponsored plan - mailed to rep then sent to wfs
2901	7/29/2014	09/18/2014	9/18/2014	36	0	36	Employer Sponsored plan - mailed to rep then sent to wfs
2901	7/29/2014	09/18/2014	9/18/2014	36	0	36	Employer Sponsored plan - mailed to rep then sent to wfs
2901	7/29/2014	09/18/2014	9/18/2014	36	0	36	Employer Sponsored plan - mailed to rep then sent to wfs
2901	7/29/2014	09/18/2014	9/18/2014	36	0	36	Employer Sponsored plan - mailed to rep then sent to wfs
63373	8/15/2014	09/18/2014	9/18/2014	23	0	23	Rollover check to member then sent to wfs
63374	8/15/2014	09/18/2014	9/18/2014	23	0	23	Rollover check to member then sent to wfs
2543	8/28/2014	09/18/2014	9/18/2014	14	0	14	Mailing Time & Suitability Review
5309	9/11/2014	09/18/2014	9/18/2014	5	0	5	Mailing Time & Suitability Review
7103	9/12/2014	09/18/2014	9/18/2014	4	0	4	Mailing Time & Suitability Review
6264	9/13/2014	09/18/2014	9/18/2014	4	0	4	Mailing Time & Suitability Review
1222	9/16/2014	09/18/2014	9/18/2014	2	0	2	Mailing Time & Suitability Review
6631	9/15/2014	09/19/2014	9/19/2014	4	0	4	Mailing Time & Suitability Review
351	9/16/2014	09/19/2014	9/19/2014	3	0	3	Mailing Time & Suitability Review
261395119	9/9/2014	09/22/2014	9/22/2014	9	0	9	Mailing Time & Suitability Review
542126021	9/15/2014	09/22/2014	9/22/2014	5	0	5	Mailing Time & Suitability Review
1416	9/15/2014	09/22/2014	9/22/2014	5	0	5	Mailing Time & Suitability Review
	9/16/2014	09/22/2014	9/23/2014	4	1	5	Mailing Time & Suitability Review
	9/16/2014	09/22/2014	9/23/2014	4	1	5	Mailing Time & Suitability Review
	9/16/2014	09/22/2014	9/23/2014	4	1	5	Mailing Time & Suitability Review
444	9/16/2014	09/22/2014	9/22/2014	4	0	4	Mailing Time & Suitability Review
163	9/18/2014	09/22/2014	9/22/2014	2	0	2	Mailing Time & Suitability Review
6277	9/17/2014	09/23/2014	9/23/2014	4	0	4	Mailing Time & Suitability Review
3126	9/18/2014	09/23/2014	9/23/2014	3	0	3	Mailing Time & Suitability Review
3807	9/18/2014	09/23/2014	9/23/2014	3	0	3	Mailing Time & Suitability Review
2960	9/15/2014	09/26/2014	9/26/2014	9	0	9	Mailing Time & Suitability Review
261581166	9/23/2014	09/26/2014	9/26/2014	3	0	3	Mailing Time & Suitability Review
1642	9/24/2014	09/26/2014	9/26/2014	2	0	2	Mailing Time & Suitability Review
261464515	9/15/2014	09/29/2014	9/29/2014	10	0	10	Mailing Time & Suitability Review
261456064	9/15/2014	09/29/2014	9/29/2014	10	0	10	Mailing Time & Suitability Review
387	9/18/2014	09/29/2014	9/29/2014	7	0	7	Mailing Time & Suitability Review
NA03154174	9/19/2014	09/29/2014	9/29/2014	6	0	6	Mailing Time & Suitability Review
3623149240	9/19/2014	09/29/2014	9/29/2014	6	0	6	Mailing Time & Suitability Review

21984	9/22/2014	09/29/2014	9/29/2014	5	0	5	Mailing Time & Suitability Review
2268	9/22/2014	09/29/2014	9/29/2014	5	0	5	Mailing Time & Suitability Review
2269	9/22/2014	09/29/2014	9/29/2014	5	0	5	Mailing Time & Suitability Review
8355	9/24/2014	09/29/2014	9/29/2014	3	0	3	Mailing Time & Suitability Review
158	9/24/2014	09/29/2014	9/29/2014	3	0	3	Mailing Time & Suitability Review
----	9/24/2014	09/29/2014	9/29/2014	3	0	3	Mailing Time & Suitability Review
----	9/25/2014	09/29/2014	9/29/2014	2	0	2	Mailing Time & Suitability Review
1238	9/25/2014	09/29/2014	9/29/2014	2	0	2	Mailing Time & Suitability Review
2817	9/25/2014	09/30/2014	9/30/2014	3	0	3	Mailing Time & Suitability Review
5440	9/28/2014	10/01/2014	10/1/2014	3	0	3	Mailing Time & Suitability Review
2370	10/1/2014	10/02/2014	10/3/2014	1	1	2	Mailing Time & Suitability Review
2370	10/1/2014	10/02/2014	10/3/2014	1	1	2	Mailing Time & Suitability Review
IG-25452752	9/11/2014	10/03/2014	10/3/2014	16	0	16	Rollover check to member then sent to wfs
1766	9/29/2014	10/03/2014	10/3/2014	4	0	4	Mailing Time & Suitability Review
1739	9/29/2014	10/03/2014	10/3/2014	4	0	4	Mailing Time & Suitability Review
1250	9/29/2014	10/03/2014	10/3/2014	4	0	4	Mailing Time & Suitability Review
5124	10/2/2014	10/06/2014	10/6/2014	2	0	2	Mailing Time & Suitability Review
2187	9/22/2014	10/07/2014	10/8/2014	11	1	12	Mailing Time & Suitability Review
4685	9/30/2014	10/07/2014	10/7/2014	5	0	5	Mailing Time & Suitability Review
4686	9/30/2014	10/07/2014	10/7/2014	5	0	5	Mailing Time & Suitability Review
4687	9/30/2014	10/07/2014	10/7/2014	5	0	5	Mailing Time & Suitability Review
238	10/2/2014	10/08/2014	10/8/2014	4	0	4	Mailing Time & Suitability Review
1818	10/6/2014	10/08/2014	10/8/2014	2	0	2	Mailing Time & Suitability Review
2567	10/3/2014	10/09/2014	10/9/2014	4	0	4	Mailing Time & Suitability Review
2566	10/3/2014	10/09/2014	10/9/2014	4	0	4	Mailing Time & Suitability Review
1185	10/1/2014	10/10/2014	10/10/2014	7	0	7	Mailing Time & Suitability Review
1794	10/3/2014	10/10/2014	10/10/2014	5	0	5	Mailing Time & Suitability Review
1795	10/3/2014	10/10/2014	10/10/2014	5	0	5	Mailing Time & Suitability Review
1002	10/6/2014	10/10/2014	10/10/2014	4	0	4	Mailing Time & Suitability Review
1151	10/6/2014	10/10/2014	10/10/2014	4	0	4	Mailing Time & Suitability Review
1151	10/6/2014	10/10/2014	10/10/2014	4	0	4	Mailing Time & Suitability Review
1151	10/6/2014	10/10/2014	10/10/2014	4	0	4	Mailing Time & Suitability Review
3135	10/7/2014	10/10/2014	10/10/2014	3	0	3	Mailing Time & Suitability Review
3136	10/7/2014	10/10/2014	10/10/2014	3	0	3	Mailing Time & Suitability Review
261672878	9/29/2014	10/14/2014	10/14/2014	11	0	11	401k money sent to client then sent to wfs
5309	9/29/2014	10/14/2014	10/14/2014	11	0	11	Mail time - the app was recv'd on 10/14
2562	10/1/2014	10/14/2014	10/14/2014	9	0	9	Mailing Time & Suitability Review
2562	10/1/2014	10/14/2014	10/14/2014	9	0	9	Mailing Time & Suitability Review
225795498	10/3/2014	10/14/2014	10/14/2014	7	0	7	Mailing Time & Suitability Review
28154771	10/8/2014	10/14/2014	10/14/2014	4	0	4	Mailing Time & Suitability Review
6259	10/9/2014	10/14/2014	10/14/2014	3	0	3	Mailing Time & Suitability Review
2615822596	9/23/2014	10/15/2014	10/15/2014	16	0	16	Rollover check to member then sent to wfs
11999	10/10/2014	10/15/2014	10/16/2014	3	1	4	Mailing Time & Suitability Review
1967	10/12/2014	10/15/2014	10/16/2014	3	1	4	Mailing Time & Suitability Review
1968	10/12/2014	10/15/2014	10/16/2014	3	1	4	Mailing Time & Suitability Review
133	10/15/2014	10/17/2014	10/17/2014	2	0	2	Mailing Time & Suitability Review
1080	10/7/2014	10/20/2014	10/20/2014	9	0	9	Mailing Time & Suitability Review
261776785	10/8/2014	10/20/2014	10/20/2014	8	0	8	Mailing Time & Suitability Review
102	10/15/2014	10/20/2014	10/20/2014	3	0	3	Mailing Time & Suitability Review
294	10/16/2014	10/20/2014	10/20/2014	2	0	2	Mailing Time & Suitability Review
166	10/14/2014	10/21/2014	10/21/2014	5	0	5	Mailing Time & Suitability Review

165	10/14/2014	10/21/2014	10/21/2014	5	0	5	Mailing Time & Suitability Review
550296	10/15/2014	10/21/2014	10/21/2014	4	0	4	Mailing Time & Suitability Review
4671	10/16/2014	10/21/2014	10/21/2014	3	0	3	Mailing Time & Suitability Review
4672	10/16/2014	10/21/2014	10/21/2014	3	0	3	Mailing Time & Suitability Review
542245192	10/1/2014	10/22/2014	10/23/2014	15	1	16	Rollover check to member then sent to wfs
71064818	10/2/2014	10/22/2014	10/23/2014	14	1	15	Rollover check from 401k
55838500	10/8/2014	10/22/2014	10/23/2014	10	1	11	Rollover check - sent to client then us
1112870	10/8/2014	10/22/2014	10/22/2014	10	0	10	Mailing Time & Suitability Review
1078	10/9/2014	10/22/2014	10/23/2014	9	1	10	Mailing Time & Suitability Review
693	10/16/2014	10/22/2014	10/22/2014	4	0	4	Mailing Time & Suitability Review
542298506	10/16/2014	10/24/2014	10/24/2014	6	0	6	Mailing Time & Suitability Review
7070	10/14/2014	10/27/2014	10/27/2014	9	0	9	Mailing Time & Suitability Review
7071	10/14/2014	10/27/2014	10/27/2014	9	0	9	Mailing Time & Suitability Review
170	10/16/2014	10/27/2014	10/27/2014	7	0	7	Mailing Time & Suitability Review
170	10/16/2014	10/27/2014	10/27/2014	7	0	7	Mailing Time & Suitability Review
3303	10/21/2014	10/27/2014	10/27/2014	4	0	4	Mailing Time & Suitability Review
3304	10/21/2014	10/27/2014	10/27/2014	4	0	4	Mailing Time & Suitability Review
546	10/22/2014	10/27/2014	10/27/2014	3	0	3	Mailing Time & Suitability Review
658	10/22/2014	10/27/2014	10/27/2014	3	0	3	Mailing Time & Suitability Review
9467	10/23/2014	10/27/2014	10/28/2014	2	1	3	Mailing Time & Suitability Review
1401	10/28/2014	10/31/2014	10/31/2014	3	0	3	Mailing Time & Suitability Review
217248	10/29/2014	10/31/2014	10/31/2014	2	0	2	Mailing Time & Suitability Review
3766	10/23/2014	11/03/2014	11/3/2014	7	0	7	Mailing Time & Suitability Review
3767	10/23/2014	11/03/2014	11/3/2014	7	0	7	Mailing Time & Suitability Review
14887076	10/24/2014	11/03/2014	11/3/2014	6	0	6	Mailing Time & Suitability Review
7515	10/27/2014	11/03/2014	11/3/2014	5	0	5	Mailing Time & Suitability Review
6652	10/28/2014	11/03/2014	11/3/2014	4	0	4	Mailing Time & Suitability Review
0003104	9/10/2014	11/04/2014	11/4/2014	39	0	39	Rollover money sent to client first
1002112	10/27/2014	11/04/2014	11/4/2014	6	0	6	Mailing Time & Suitability Review
1474	10/31/2014	11/04/2014	11/4/2014	2	0	2	Mailing Time & Suitability Review
2767	10/31/2014	11/04/2014	11/4/2014	2	0	2	Mailing Time & Suitability Review
2010630613	10/17/2014	11/05/2014	11/5/2014	13	0	13	Rollover check sent to memer first
000566150	10/21/2014	11/05/2014	11/6/2014	11	1	12	app filled out 10/20 - rep got the check on 10/21 - mail time
325	10/31/2014	11/05/2014	11/6/2014	3	1	4	Mailing Time & Suitability Review
2450	11/4/2014	11/05/2014	11/5/2014	1	0	1	Mailing Time & Suitability Review
1515	10/21/2014	11/06/2014	11/6/2014	12	0	12	Mailing Time & Suitability Review
1009	10/21/2014	11/06/2014	11/6/2014	12	0	12	Mailing Time & Suitability Review
1476	10/31/2014	11/07/2014	11/7/2014	5	0	5	Mailing Time & Suitability Review
5162	11/4/2014	11/07/2014	11/7/2014	3	0	3	Mailing Time & Suitability Review
5207	11/5/2014	11/07/2014	11/7/2014	2	0	2	Mailing Time & Suitability Review
5206	11/5/2014	11/07/2014	11/7/2014	2	0	2	Mailing Time & Suitability Review
5205	11/5/2014	11/07/2014	11/7/2014	2	0	2	Mailing Time & Suitability Review
0954	11/5/2014	11/07/2014	11/7/2014	2	0	2	Mailing Time & Suitability Review
0953	11/5/2014	11/07/2014	11/7/2014	2	0	2	Mailing Time & Suitability Review
2692	11/1/2014	11/10/2014	11/10/2014	6	0	6	Mailing Time & Suitability Review
2693	11/1/2014	11/10/2014	11/10/2014	6	0	6	Mailing Time & Suitability Review
22594773	11/2/2014	11/10/2014	11/10/2014	6	0	6	Mailing Time & Suitability Review
707	11/4/2014	11/10/2014	11/10/2014	4	0	4	Mailing Time & Suitability Review
8397	11/6/2014	11/10/2014	11/10/2014	2	0	2	Mailing Time & Suitability Review
2044	10/15/2014	11/11/2014	11/11/2014	19	0	19	Rep started paperwork however the member wanted to wait and think about it first
12500	11/5/2014	11/11/2014	11/11/2014	4	0	4	Mailing Time & Suitability Review

1073	11/6/2014	11/11/2014	11/11/2014	3	0	3	Mailing Time & Suitability Review
10488122	11/3/2014	11/12/2014	11/12/2014	7	0	7	Mailing Time & Suitability Review
1645	11/6/2014	11/12/2014	11/12/2014	4	0	4	Mailing Time & Suitability Review
3715933	10/7/2014	11/12/2014	11/12/2014	3	0	3	Mailing Time & Suitability Review
2898	10/26/2014	11/13/2014	11/13/2014	14	0	14	Employer Sponsored plan - mailed to rep then sent to wfs
2898	10/26/2014	11/13/2014	11/13/2014	14	0	14	Employer Sponsored plan - mailed to rep then sent to wfs
2898	10/26/2014	11/13/2014	11/13/2014	14	0	14	Employer Sponsored plan - mailed to rep then sent to wfs
2898	10/26/2014	11/13/2014	11/13/2014	14	0	14	Employer Sponsored plan - mailed to rep then sent to wfs
2898	10/26/2014	11/13/2014	11/13/2014	14	0	14	Employer Sponsored plan - mailed to rep then sent to wfs
2898	10/26/2014	11/13/2014	11/13/2014	14	0	14	Employer Sponsored plan - mailed to rep then sent to wfs
1107	11/6/2014	11/13/2014	11/13/2014	5	0	5	Mailing Time & Suitability Review
51825	10/20/2014	11/17/2014	11/18/2014	20	1	21	Paperwork was sent back by usps / mail time
1316405	10/28/2014	11/17/2014	11/17/2014	14	0	14	Rollover money sent to client first
1079	11/10/2014	11/17/2014	11/17/2014	5	0	5	Mailing Time & Suitability Review
6662	11/12/2014	11/17/2014	11/17/2014	3	0	3	Mailing Time & Suitability Review
8781	11/12/2014	11/17/2014	11/17/2014	3	0	3	Mailing Time & Suitability Review
103152	11/10/2014	11/18/2014	11/18/2014	6	0	6	Mailing Time & Suitability Review
1004	11/17/2014	11/18/2014	11/19/2014	1	1	2	Mailing Time & Suitability Review
3055	11/17/2014	11/18/2014	11/18/2014	1	0	1	Mailing Time & Suitability Review
3054	11/17/2014	11/18/2014	11/18/2014	1	0	1	Mailing Time & Suitability Review
500046286	11/6/2014	11/19/2014	11/19/2014	9	0	9	Mailing Time & Suitability Review
500048358	11/12/2014	11/19/2014	11/19/2014	5	0	5	Mailing Time & Suitability Review
2051	11/13/2014	11/19/2014	11/19/2014	4	0	4	Mailing Time & Suitability Review
1221	11/13/2014	11/19/2014	11/19/2014	4	0	4	Mailing Time & Suitability Review
2208	11/14/2014	11/19/2014	11/19/2014	4	0	4	Mailing Time & Suitability Review
2264	11/18/2014	11/19/2014	11/20/2014	1	1	2	Mailing Time & Suitability Review
3182	11/4/2014	11/20/2014	11/21/2014	12	1	13	App filled out on the 9th - check was wrote before hand
3183	11/4/2014	11/20/2014	11/21/2014	12	1	13	Old account - sent with above
3184	11/4/2014	11/20/2014	11/21/2014	12	1	13	App filled out on the 11/77 - check was wrote before hand
1001	11/17/2014	11/20/2014	11/20/2014	3	0	3	Mailing Time & Suitability Review
4588	11/18/2014	11/20/2014	11/21/2014	2	1	3	Mailing Time & Suitability Review
101960993	11/18/2014	11/20/2014	11/20/2014	2	0	2	Mailing Time & Suitability Review
262100393	11/5/2014	11/21/2014	11/21/2014	12	0	12	Rollover check sent to memer first
1646	11/16/2014	11/21/2014	11/21/2014	5	0	5	Mailing Time & Suitability Review
ig32458225	11/20/2014	11/24/2014	11/25/2014	2	1	3	Mailing Time & Suitability Review
1743	11/20/2014	11/24/2014	11/25/2014	2	1	3	Mailing Time & Suitability Review
5915	11/21/2014	11/25/2014	11/25/2014	2	0	2	Mailing Time & Suitability Review
5914	11/21/2014	11/25/2014	11/25/2014	2	0	2	Mailing Time & Suitability Review
65569	11/10/2014	12/01/2014	12/1/2014	14	0	14	Check was cut at credit union before paperwork as wrote
903882888	11/19/2014	12/01/2014	12/1/2014	7	0	7	Mailing Time & Suitability Review
1685	11/20/2014	12/01/2014	12/1/2014	6	0	6	Mailing Time & Suitability Review
7265	11/24/2014	12/01/2014	12/1/2014	4	0	4	Mailing Time & Suitability Review
1435	11/24/2014	12/01/2014	12/1/2014	4	0	4	Mailing Time & Suitability Review
168	11/24/2014	12/01/2014	12/1/2014	4	0	4	Mailing Time & Suitability Review
1559	11/25/2014	12/01/2014	12/1/2014	3	0	3	Mailing Time & Suitability Review
5501821965	11/21/2014	12/02/2014	12/2/2014	6	0	6	Mailing Time & Suitability Review
2009053	11/6/2014	12/04/2014	12/4/2014	19	0	19	Rollover check to wow first then cut check for american funds
1100	11/21/2014	12/04/2014	12/4/2014	19	0	19	Mail time - the app was recv'd on 12/4
1099	11/21/2014	12/04/2014	12/4/2014	9	0	9	Mailing Time & Suitability Review
2077	11/26/2014	12/04/2014	12/4/2014	5	0	5	Mailing Time & Suitability Review
166	12/1/2014	12/04/2014	12/4/2014	3	0	3	Mailing Time & Suitability Review

1157	12/3/2014	12/04/2014	12/4/2014	1	0	1	Mailing Time & Suitability Review
2044	10/15/2014	12/05/2014	12/5/2014	36	0	36	FRK rejected it and we recv'd it back
11361	11/25/2014	12/05/2014	12/5/2014	7	0	7	Mailing Time & Suitability Review
6738500676	12/1/2014	12/05/2014	12/5/2014	4	0	4	Mailing Time & Suitability Review
6738500675	12/1/2014	12/05/2014	12/5/2014	4	0	4	Mailing Time & Suitability Review
IG-33659153	12/2/2014	12/05/2014	12/5/2014	3	0	3	Mailing Time & Suitability Review
439	12/4/2014	12/05/2014	12/5/2014	1	0	1	Mailing Time & Suitability Review
1039	11/5/2014	12/08/2014	12/8/2014	22	0	22	Estate settled around 11/5 when the checks were cut- Rep didn't meet with the member until December
1042	11/5/2014	12/08/2014	12/8/2014	22	0	22	Estate settled around 11/5 when the checks were cut- Rep didn't meet with the member until December
1040	11/5/2014	12/08/2014	12/8/2014	22	0	22	Estate settled around 11/5 when the checks were cut- Rep didn't meet with the member until December
1041	11/5/2014	12/08/2014	12/8/2014	22	0	22	Estate settled around 11/5 when the checks were cut- Rep didn't meet with the member until December
8819011	11/26/2014	12/08/2014	12/8/2014	7	0	7	Mailing Time & Suitability Review
28754	12/1/2014	12/08/2014	12/8/2014	5	0	5	Mailing Time & Suitability Review
28774	12/1/2014	12/08/2014	12/8/2014	5	0	5	Mailing Time & Suitability Review
28759	12/1/2014	12/08/2014	12/8/2014	5	0	5	Mailing Time & Suitability Review
28779	12/1/2014	12/08/2014	12/8/2014	5	0	5	Mailing Time & Suitability Review
28764	12/1/2014	12/08/2014	12/8/2014	5	0	5	Mailing Time & Suitability Review
28787	12/1/2014	12/08/2014	12/8/2014	5	0	5	Mailing Time & Suitability Review
28772	12/1/2014	12/08/2014	12/8/2014	5	0	5	Mailing Time & Suitability Review
5006902703	12/2/2014	12/08/2014	12/8/2014	4	0	4	Mailing Time & Suitability Review
556	12/2/2014	12/08/2014	12/8/2014	4	0	4	Mailing Time & Suitability Review
305	12/2/2014	12/08/2014	12/8/2014	4	0	4	Mailing Time & Suitability Review
4971	12/2/2014	12/08/2014	12/8/2014	4	0	4	Mailing Time & Suitability Review
4972	12/2/2014	12/08/2014	12/8/2014	4	0	4	Mailing Time & Suitability Review
1830	12/2/2014	12/08/2014	12/8/2014	4	0	4	Mailing Time & Suitability Review
1829	12/2/2014	12/08/2014	12/8/2014	4	0	4	Mailing Time & Suitability Review
226101657	12/2/2014	12/08/2014	12/8/2014	4	0	4	Mailing Time & Suitability Review
10134	12/4/2014	12/08/2014	12/8/2014	2	0	2	Mailing Time & Suitability Review
7593	12/4/2014	12/08/2014	12/8/2014	2	0	2	Mailing Time & Suitability Review
1018	12/5/2014	12/08/2014	12/8/2014	1	0	1	Mailing Time & Suitability Review
GF-00852281	12/5/2014	12/08/2014	12/8/2014	1	0	1	Mailing Time & Suitability Review
2193	12/3/2014	12/09/2014	12/9/2014	4	0	4	Mailing Time & Suitability Review
2055	12/4/2014	12/09/2014	12/9/2014	3	0	3	Mailing Time & Suitability Review
2056	12/6/2014	12/09/2014	12/9/2014	2	0	2	Mailing Time & Suitability Review
11335123	12/1/2014	12/10/2014	12/10/2014	8	0	8	Mailing Time & Suitability Review
225938153	11/2/2014	12/11/2014	12/11/2014	28	0	28	Rollover money sent to client first
1001	11/17/2014	12/11/2014	12/12/2014	17	1	18	App was rejected and recv'd again on 12/11
262240714	11/18/2014	12/11/2014	12/11/2014	16	0	16	Rollover check to member then sent to wfs
1476	12/3/2014	12/11/2014	12/11/2014	6	0	6	Mailing Time & Suitability Review
1476	12/3/2014	12/11/2014	12/11/2014	6	0	6	Mailing Time & Suitability Review
1939	12/3/2014	12/11/2014	12/11/2014	6	0	6	Mailing Time & Suitability Review
1938	12/3/2014	12/11/2014	12/11/2014	6	0	6	Mailing Time & Suitability Review
2415	12/4/2014	12/11/2014	12/11/2014	5	0	5	Mailing Time & Suitability Review
2600	12/5/2014	12/11/2014	12/11/2014	4	0	4	Mailing Time & Suitability Review
11406	12/10/2014	12/11/2014	12/11/2014	1	0	1	Mailing Time & Suitability Review
11405	12/10/2014	12/11/2014	12/11/2014	1	0	1	Mailing Time & Suitability Review
1412	12/4/2014	12/12/2014	12/12/2014	6	0	6	Mailing Time & Suitability Review

695	12/8/2014	12/12/2014	12/12/2014	4	0	4	Mailing Time & Suitability Review
5185	11/24/2014	12/15/2014	12/15/2014	14	0	14	Mailing Time & Suitability Review
72403340	12/1/2014	12/15/2014	12/15/2014	11	0	11	Rollover check sent to memer first
2399	12/4/2014	12/15/2014	12/15/2014	7	0	7	Mailing Time & Suitability Review
2427	12/11/2014	12/15/2014	12/15/2014	2	0	2	Mailing Time & Suitability Review
226111249	12/5/2014	12/16/2014	12/16/2014	7	0	7	Mailing Time & Suitability Review
32757	12/5/2014	12/16/2014	12/16/2014	7	0	7	Mailing Time & Suitability Review
139	12/5/2014	12/16/2014	12/16/2014	7	0	7	Mailing Time & Suitability Review
2215308	12/5/2014	12/16/2014	12/16/2014	7	0	7	Mailing Time & Suitability Review
5527	12/11/2014	12/16/2014	12/16/2014	3	0	3	Mailing Time & Suitability Review
5501639842	12/11/2014	12/16/2014	12/16/2014	3	0	3	Mailing Time & Suitability Review
5501639841	12/11/2014	12/16/2014	12/16/2014	3	0	3	Mailing Time & Suitability Review
1523	12/13/2014	12/16/2014	12/16/2014	2	0	2	Mailing Time & Suitability Review
1521	12/13/2014	12/16/2014	12/16/2014	2	0	2	Mailing Time & Suitability Review
1525	12/13/2014	12/16/2014	12/16/2014	2	0	2	Mailing Time & Suitability Review
5501916561	12/15/2014	12/16/2014	12/16/2014	1	0	1	Mailing Time & Suitability Review
2633	12/11/2014	12/17/2014	12/17/2014	4	0	4	Mailing Time & Suitability Review
1054	12/15/2014	12/17/2014	12/17/2014	2	0	2	Mailing Time & Suitability Review
5331	11/29/2014	12/19/2014	12/19/2014	15	0	15	Mailing Time & Suitability Review
7655	12/11/2014	12/19/2014	12/19/2014	6	0	6	Mailing Time & Suitability Review
719	12/17/2014	12/19/2014	12/19/2014	2	0	2	Mailing Time & Suitability Review
2366	12/9/2014	12/22/2014	12/22/2014	9	0	9	Mailing Time & Suitability Review
3611271809	12/10/2014	12/22/2014	12/22/2014	8	0	8	Mailing Time & Suitability Review
4655	12/11/2014	12/22/2014	12/22/2014	7	0	7	Mailing Time & Suitability Review
4656	12/11/2014	12/22/2014	12/22/2014	7	0	7	Mailing Time & Suitability Review
6738500688	12/12/2014	12/22/2014	12/22/2014	6	0	6	Mailing Time & Suitability Review
3171	12/15/2014	12/22/2014	12/22/2014	5	0	5	Mailing Time & Suitability Review
1037	12/15/2014	12/22/2014	12/22/2014	5	0	5	Mailing Time & Suitability Review
1035	12/15/2014	12/22/2014	12/22/2014	5	0	5	Mailing Time & Suitability Review
1036	12/15/2014	12/22/2014	12/22/2014	5	0	5	Mailing Time & Suitability Review
2094	12/17/2014	12/22/2014	12/22/2014	3	0	3	Mailing Time & Suitability Review
72199	12/17/2014	12/22/2014	12/22/2014	3	0	3	Mailing Time & Suitability Review
72200	12/17/2014	12/22/2014	12/22/2014	3	0	3	Mailing Time & Suitability Review
1105	12/17/2014	12/22/2014	12/22/2014	3	0	3	Mailing Time & Suitability Review
1953	12/17/2014	12/22/2014	12/22/2014	3	0	3	Mailing Time & Suitability Review
1020	12/17/2014	12/22/2014	12/22/2014	3	0	3	Mailing Time & Suitability Review
820	12/17/2014	12/22/2014	12/22/2014	3	0	3	Mailing Time & Suitability Review
2364	12/17/2014	12/22/2014	12/22/2014	3	0	3	Mailing Time & Suitability Review
1002	12/18/2014	12/22/2014	12/22/2014	2	0	2	Mailing Time & Suitability Review
1933	12/19/2014	12/22/2014	12/23/2014	1	1	2	Mailing Time & Suitability Review
1934	12/19/2014	12/22/2014	12/23/2014	1	1	2	Mailing Time & Suitability Review
188	12/19/2014	12/22/2014	12/22/2014	1	0	1	Mailing Time & Suitability Review
185	12/19/2014	12/22/2014	12/22/2014	1	0	1	Mailing Time & Suitability Review
186	12/19/2014	12/22/2014	12/22/2014	1	0	1	Mailing Time & Suitability Review
187	12/19/2014	12/22/2014	12/22/2014	1	0	1	Mailing Time & Suitability Review
1932	12/19/2014	12/22/2014	12/23/2014	1	0	1	Mailing Time & Suitability Review
2694	12/11/2014	12/23/2014	12/23/2014	8	0	8	Mailing Time & Suitability Review
2695	12/11/2014	12/23/2014	12/23/2014	8	0	8	Mailing Time & Suitability Review
421668	12/12/2014	12/23/2014	12/23/2014	7	0	7	Mailing Time & Suitability Review
0001	12/12/2014	12/23/2014	12/23/2014	7	0	7	Mailing Time & Suitability Review
0002	12/12/2014	12/23/2014	12/23/2014	7	0	7	Mailing Time & Suitability Review

72474005	12/16/2014	12/23/2014	12/23/2014	5	0	5	Mailing Time & Suitability Review
120466	12/20/2014	12/23/2014	12/23/2014	2	0	2	Mailing Time & Suitability Review
2337	12/16/2014	12/24/2014	12/24/2014	6	0	6	Mailing Time & Suitability Review
1003	12/15/2014	12/26/2014	12/26/2014	8	0	8	Mailing Time & Suitability Review
1002	12/15/2014	12/26/2014	12/26/2014	8	0	8	Mailing Time & Suitability Review
1064	12/17/2014	12/26/2014	12/26/2014	6	0	6	Mailing Time & Suitability Review
1282	12/23/2014	12/26/2014	12/26/2014	2	0	2	Mailing Time & Suitability Review
30988	12/23/2014	12/26/2014	12/26/2014	2	0	2	Mailing Time & Suitability Review
30987	12/23/2014	12/26/2014	12/26/2014	2	0	2	Mailing Time & Suitability Review
15860241	12/5/2014	12/29/2014	12/29/2014	15	0	15	Rollover check sent to memer first
942	12/15/2014	12/29/2014	12/29/2014	9	0	9	Mailing Time & Suitability Review
315247	11/17/2014	12/29/2014	12/29/2014	7	0	7	Mailing Time & Suitability Review
72476137	12/17/2014	12/29/2014	12/29/2014	7	0	7	Mailing Time & Suitability Review
542690168	12/18/2014	12/29/2014	12/29/2014	6	0	6	Mailing Time & Suitability Review
1103	12/22/2014	12/29/2014	12/29/2014	4	0	4	Mailing Time & Suitability Review
1123	12/22/2014	12/29/2014	12/29/2014	4	0	4	Mailing Time & Suitability Review
1567	12/23/2014	12/29/2014	12/29/2014	3	0	3	Mailing Time & Suitability Review
5596	12/23/2014	12/29/2014	12/29/2014	3	0	3	Mailing Time & Suitability Review
3141	12/24/2014	12/29/2014	12/29/2014	2	0	2	Mailing Time & Suitability Review
2003	12/23/2014	12/31/2014	12/31/2014	5	0	5	Mailing Time & Suitability Review
1000086229	12/26/2014	12/31/2014	12/31/2014	3	0	3	Mailing Time & Suitability Review
OB-00854036	12/30/2014	12/31/2014	12/31/2014	1	0	1	Mailing Time & Suitability Review